July 21, 2010

VIA EDGAR AND FEDEX

Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:      HCP, Inc.

Form 10-K for the year ended December 31, 2009

File Number: 001-08895

Dear Mr. Telewicz:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated July 15, 2010. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in regular print. References to “we” or “our” in our response are to HCP, Inc.

Form 10-K for the year ended December 31, 2009

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

1.             We have considered your response to our prior comment 1. As long as lending operations remain a significant portion of the company’s business, we continue to believe that interest expense should be classified as an operating expense.

Response: We supplementally acknowledge the comment and agree that in future filings we will revise our presentation to classify interest expense as an operating expense.

Securities and Exchange Commission

Robert Telewicz

July 21, 2010

In connection with responding to your comments, we acknowledge that:

•      we are responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5181.

Very truly yours,

/s/ Thomas M. Herzog
Thomas M. Herzog
Executive Vice President and
Chief Financial Officer

cc:	J. Alberto Gonzalez-Pita
Scott A. Anderson
Jose M. Castro